International Energy, Inc.
1200 G Street, NW
Suite 800
Washington, DC 20005

Via Edgar
United States Securities and Exchange Commission
Washington, D.C. 20549-6010
Division of Corporation Finance

June 13, 2011

Re: Request by International Energy, Inc. for Withdrawal of Form RW filed June 6, 2011, filed with respect to Registration Statement on Form S-8 (SEC File No. 333 - 127822) filed August 24, 2005

To whom it may concern:

International Energy, Inc. (the “Company”) hereby requests withdrawal of the Form RW previously filed on June 6, 2011, to withdraw the Company’s registration statement on Form S-8 filed with the Securities and Exchange Commission on August 24, 2005, as the Company has been informed that it is required to file a Form S-8 POS.

Accordingly, the Company hereby respectfully requests that a consent to this withdrawal of Form RW be issued by the Commission as soon as reasonably possible. Should you require any additional information regarding this withdrawal request please do not hesitate to contact our counsel, Sierchio & Company, LLP at 212-246-3030.

Sincerely,

International Energy, Inc.

By: /s/ Amit S. Dang
Amit S. Dang, President, CEO & CFO